CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2007 MAY 10 A 6: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0767/07/[redacted]

07023375

7 May 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 3 May 2007 (*Announcement of First Quarter 2007 Results of Subsidiary Company, Millennium & Copthorne Hotels plc*); and
- 4 May 2007 (*S$700,000,000 Medium Term Note Programme (the "Programme") – Series No. 004 for S$100,000,000 5.125% per annum Unsecured Fixed Rate Notes Due 2007*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh

dlw 5/10

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2007 17:24:38
Announcement No.	00050

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	S$700,000,000 Medium Term Note Programme (the "Programme") - Series No. 004 For S$100,000,000 5.125% per annum Unsecured Fixed Rate Notes Due 2007

Description

We refer to the S$100,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2007 (the "Series No. 004 Notes") of City Developments Limited (the "Company") issued pursuant to the Programme on 26 May 2000 and listed on the Singapore Exchange Securities Trading Limited.

Pursuant to Rule 747 of the Listing Manual, we hereby announce that the maturity date of the Series No. 004 Notes is 26 May 2007 and in view that 26 May 2007 is not a business day, the Series No. 004 Notes will accordingly be redeemed and cancelled on 28 May 2007 by the Company.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Attachments:

Total size = **0**
(2048K size limit recommended)

RECEIVED

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	03-May-2007 17:25:38
Announcement No.	00056

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement of First Quarter 2007 Results of Subsidiary Company, Millennium & Copthorne Hotels plc
Description	We attach herewith the results announcement for the first quarter to 31 March 2007 issued by Millennium & Copthorne Hotels plc, for your information.
Attachments:	QtrlAnnc.pdf Total size = **168K** (2048K size limit recommended)

3 May 2007

MILLENNIUM & COPTHORNE HOTELS PLC
FIRST QUARTER RESULTS TO 31 MARCH 2007

Millennium & Copthorne Hotels plc today announces first quarter results to 31 March 2007 together with a trading update. The Group has a portfolio of 111 hotels located in the Americas, Europe, Middle-East, Asia and New Zealand.

First quarter highlights

- Revenue up 9.0% to £153.1m[1]
- Hotel operating profit margin improved by 2.1 percentage points to 14.8%
- Hotel operating profit up 25.3% to £21.8m[1]
- Headline operating profit up 21.8% to £24.0m (2006: £19.7m) [2]
- Headline profit before tax up 60.0% to £18.4m (2006: £11.5m) [2]
- Headline earnings per share up 100.0% to 3.8p (2006: 1.9p) [3]
- Group RevPAR up by 8.5%[1]
- Peter Papas appointed as Group CEO and John Arnett as CEO North America

[1] At constant rates of exchange (March 2007 exchange rates)
[2] Adjusted to exclude other operating income
[3] Adjusted to exclude other operating income (net of tax)

Commenting today, Mr Kwek Leng Beng, Chairman said:

"Results for the first quarter were in line with expectations, helped by buoyant market conditions, particularly in New York, London and Singapore. A key focus is to increase average rates throughout the Group and I am pleased to say that to a large extent we achieved this for the quarter. The focus will be to continue to build on this."

Enquiries:

Peter Papas, Group Chief Executive Officer
Robin Lee, Senior Vice President Finance
Millennium & Copthorne Hotels plc +44 (0) 20 7872 2444

Ben Foster/Charlie Watenphul
Financial Dynamics +44 (0) 20 7831 3113

There will be a conference call hosted by Peter Papas, Group Chief Executive Officer, at 8.30am (UK time) on 3 May. For dial-in details, please contact Katie Millett on +44 (0) 20 7831 3113.

FINANCIAL REVIEW

	First quarter		Full year
	2007 £m	2006 £m	2006 £m
Revenue	**153.1**	**149.9**	**646.3**
Headline operating profit	24.0	19.7	124.7
Other operating income - subsidiaries[1]	1.4	-	21.6
Other operating income - share of associates[1]	-	-	17.7
Administrative expenses - impairment	-	-	(3.5)
Other[2]	(1.9)	(1.3)	(6.3)
Operating profit	**23.5**	**18.4**	**154.2**
Headline profit before tax[3]	18.4	11.5	94.4
Profit before tax	**19.8**	**11.5**	**130.2**
Headline EPS	3.8p	1.9p	21.8p
Basic EPS	**4.2p**	**1.9p**	**34.5p**

RevPAR growth at constant rates of exchange*	8.5%	8.4%	8.9%
Occupancy growth	0.3%	2.7%	1.9%
Average room rate growth at constant rates of exchange*	8.2%	5.5%	6.8%
Hotel revenue growth at constant rates of exchange*	10.8%	7.0%	7.4%
Hotel operating profit growth at constant rates of exchange*	25.3%	11.0%	12.9%
Effective tax rate (excluding joint ventures and associates)	29.2%	33.0%	21.1%

1. Other operating income – subsidiaries represents profit on disposal of operating assets, business interruption insurance proceeds and fair value adjustments to investment property.
   Other operating income – share of associates, represents the Group's 39.1% share of fair value adjustment to properties owned by CDL Hospitality Trusts (CDLHT).
2. Other represents share of interest, tax and minority interests of joint ventures and associates.
3. Headline profit before tax excludes other operating income and impairment.

* At constant rates of exchange (March 2007 exchange rates)

Trading performance
The Group recorded a pre tax profit of £19.8m (2006: £11.5m). Hotel operating profit margin improved to 14.8% compared to 12.7% in 2006. Headline profit before tax increased by £6.9m to £18.4m (2006: £11.5m). Basic earnings per share increased by 121.1% to 4.2p (2006: 1.9p) and headline earnings per share increased by 100.0% to 3.8p (2006: 1.9p).

Group RevPAR for the first quarter increased by 8.5% to £47.20 at constant rates of exchange. Group occupancies increased by 0.3% and average room rate's grew by 8.2% to £65.29. At constant rates of exchange, total hotel revenues increased by £14.4m and hotel operating profit by £4.4m to £21.8m.

Other operating income of the Group for 2007 represents a profit of £0.4m on the disposal of shares in CDLHT (2006: £nil) and following protracted negotiations, the release of a £1.0m property tax provision in the US set aside on the acquisition of Regal hotels in 1999.

Taxation
The total Group tax charge excluding the tax relating to joint ventures is £5.0m (2006: £3.4m), giving rise to an effective rate of 29.2% (2006: 33.0%).

A tax charge of £0.3m (2006: £0.3m) relating to joint ventures and associates is included in the reported profit before tax.

Earnings per share
Basic earnings per share grew by 2.3p to 4.2p (2006: 1.9p) and headline earnings per share increased by 1.9p to 3.8p (2006: 1.9p).

PERFORMANCE BY REGION

UNITED STATES

New York
Measures were put in place at the beginning of this year to grow ARR. As a result of these actions, average rates increased by 15.2% (£17.39) to £131.43 (2006: £114.04). The higher growth in average rates came at a cost of a 2.7 percentage points fall in occupancy to 78.1%, with the net result being an 11.4% increase in RevPAR to £102.65 (2006: £92.14). The resultant impact of this was to drive gross operating profit margins up 5.2 percentage points to 29.0% (2006: 23.8%).

Regional US
RevPAR increased by 5.3% to £27.96 (2006: £26.56). This was driven by a 7.2% increase in average room rates to £46.45 (2006: £43.32) offset by a 1.1 percentage points fall in occupancy to 60.2% (2006: 61.3%)

EUROPE

London
London achieved the strongest growth in our geographical regions driven by continued high demand. RevPAR increased by 15.9% to £72.14 (2006: £62.24) driven by a 15.5% increase in average room rates and a 0.3 percentage points increase in occupancy to 82.3%

Rest of Europe
RevPAR increased by 3.0% to £50.72 (2006 £49.22) driven by a 0.5 percentage points increase in occupancy to 70.9% and a 2.3% increase in average room rates to £71.54 (2006: £69.92).

Regional UK
RevPar increased by 8.5% to £53.86 (2006: £49.66) driven by a 3.4 percentage points increase in occupancy to 76.0% and a 3.6% increase in average room rates to £70.87 (2006: £68.40).

France & Germany
The quarter under review has been disappointing with the German properties continuing to struggle. The resultant impact of this being a 5.8% reduction in RevPAR to £45.80 (2006: £48.62) arising from a fall of 4.1 percentage points in occupancy to 62.9% and a £0.26 growth in average room rates. The Millennium Hotel Paris Charles de Gaulle was the only property in this sub-region to show positive RevPAR growth.

ASIA
RevPAR increased by 11.9% to £44.39 (2006: £39.68) driven by occupancy growth of 2.4 percentage points to 75.3% and an 8.3% increase in average room rates to £58.95 (2006: £54.43).

Singapore
The strong growth experienced in 2006 has continued through into 2007 which bodes well for the rest of the year. The resultant buoyancy resulted in a 26.6% increase in RevPAR to £47.60 (2006: £37.59) driven by a 5.9 percentage points increase in occupancy to 85.1% and a 17.9% growth in average room rates to £55.94 (2006: £47.46).

Rest of Asia
RevPAR figures in the rest of Asia have been impacted by the refurbishment works at the Regent Kuala Lumpur. RevPAR increased by 2.7% to £42.00 (2006: £40.90). On a like-for-like basis excluding the Regent Hotel, RevPAR increased by 6.0% to £45.40 (2006: £42.83).

CDLHT
The Group has a 39.0% interest in CDLHT, a Singapore-listed REIT. CDLHT's shares have performed well and from a listing price of S$0.83, have risen to S$1.83 as at 1 May 2007 valuing the Group's stake at £165m.

NEW ZEALAND
RevPAR increased by a modest 0.8% to £34.57 (2006: £34.31). This was achieved through a 0.8% increase in average room rates and a flat occupancy. The Kingsgate Oriental Bay has been undergoing refurbishment throughout the first quarter with the loss of 5,808 rooms. On a like-for-like basis excluding rooms refurbishment, RevPAR increased by 2.8% to £35.38 (2006: £34.43). On completion of the refurbishment the Oriental Bay will be re-branded as a Copthorne hotel.

MIDDLE EAST
In order to pursue more effectively the Group's growth strategies in the region, the Middle East operations were restructured into a joint venture with our local partner at the quarter end. This bodes well for our growth plans

for the region. A further management contract was signed during the first quarter which brings the total number of properties in this region to eleven of which 5 are in operation.

REVIEW AND OUTLOOK

The outlook for 2007 remains positive. The second quarter has begun well with Group RevPAR up by 7.6% in the 1st 4 weeks of April. The focus will be to maintain the pace of the first quarter and to continue to grow RevPAR with average room rates as the primary driver. The board has made significant strides over the last quarter to boost the strength and skill set of its management team. In this regard the appointment of Peter Papas as Group CEO and John Arnett as CEO North America is a clear indication of the board's intentions to maximize the opportunities emanating in the marketplace and within the Group.

Kwek Leng Beng

Chairman
3 May 2007

Consolidated income statement (unaudited)
for the first quarter ended 31 March 2007

	Notes	First quarter 2007 £m	First quarter 2006 £m	Full year 2006 £m
Revenue	2	**153.1**	149.9	646.3
Cost of sales		**(67.4)**	(69.8)	(277.4)
Gross profit		**85.7**	80.1	368.9
Administrative expenses		**(66.3)**	(62.9)	(261.5)
Other operating income	3	**1.4**	-	21.6
		20.8	17.2	129.0
Share of profit of joint ventures and associates		**2.7**	1.2	25.2
Analysed between share of:				
Operating profit before other income		**4.6**	2.5	13.8
Other operating income		-	-	17.7
Interest, tax and minority interests	4	**(1.9)**	(1.3)	(6.3)
Operating profit		**23.5**	18.4	154.2
Analysed between:				
Headline operating profit	2	**24.0**	19.7	124.7
Other operating income - Group	3	**1.4**	-	21.6
Other operating income - Share of joint ventures and associates		-	-	17.7
Administrative expenses - Impairment		-	-	(3.5)
Share of interest, tax and minority interests of joint ventures and associates		**(1.9)**	(1.3)	(6.3)
Finance income		**2.2**	1.2	5.8
Finance expense		**(5.9)**	(8.1)	(29.8)
Profit before tax		**19.8**	11.5	130.2
Income tax expense	5	**(5.0)**	(3.4)	(22.1)
Profit for the period		**14.8**	8.1	108.1
Attributable to:				
Equity holders of the parent		**12.2**	5.6	100.1
Minority interests		**2.6**	2.5	8.0
		14.8	8.1	108.1
Basic earnings per share	6	**4.2p**	1.9p	34.5p
Diluted earnings per share	6	**4.2p**	1.9p	34.4p

The financial results above all derive from continuing activities.

Consolidated statement of recognised income and expense (unaudited)
for the first quarter ended 31 March 2007

	First quarter		Full year
	2007	2006	2006
	£m	£m	£m
Foreign exchange translation differences	**-**	(2.8)	(84.2)
Share of associates other reserve movements	**-**	-	(2.3)
Actuarial losses arising in respect of defined benefit pension plans	**(1.0)**	-	(1.4)
Taxation credit arising on defined benefit pension plans	**0.2**	-	0.4
Taxation credit arising in respect of revalued property	**-**	-	2.2
Income and expense recognised directly in equity	**(0.8)**	(2.8)	(85.3)
Profit for the period	**14.8**	8.1	108.1
Total recognised income and expense for the period	**14.0**	5.3	22.8
Attributable to:			
Equity holders of the parent	**8.1**	6.6	25.1
Minority interests	**5.9**	(1.3)	(2.3)
Total recognised income and expense for the period	**14.0**	5.3	22.8

Consolidated balance sheet (unaudited)
as at 31 March 2007

	Notes	As at 31 March 2007 £m	As at 31 March 2006 £m	As at 31 December 2006 £m
Non-current assets				
Property, plant and equipment		**1,624.1**	1,916.9	1,612.4
Lease premium prepayment		**74.3**	84.2	74.6
Investment properties		**49.7**	48.3	49.6
Investments in joint ventures and associates		**115.4**	29.9	115.5
Loans due from joint ventures and associates		**26.6**	26.1	26.5
Other financial assets		**2.9**	1.1	3.2
		1,893.0	2,106.5	1,881.8
Current assets				
Inventories		**4.4**	4.5	4.6
Development properties		**67.9**	62.4	68.6
Lease premium prepayment		**1.3**	1.6	1.3
Trade and other receivables		**62.9**	56.9	57.8
Other financial assets		**7.9**	8.7	7.2
Cash and cash equivalents		**158.9**	111.6	162.3
		303.3	245.7	301.8
Total assets		**2,196.3**	2,352.2	2,183.6
Non-current liabilities				
Interest-bearing loans, bonds and borrowings		**(327.6)**	(538.0)	(283.1)
Employee benefits		**(16.3)**	(15.8)	(15.0)
Provisions		**(1.2)**	(1.6)	(1.3)
Other non-current liabilities		**(6.4)**	(6.9)	(6.8)
Deferred tax liabilities		**(225.0)**	(240.9)	(224.6)
		(576.5)	(803.2)	(530.8)
Current liabilities				
Interest-bearing loans, bonds and borrowings		**(84.4)**	(43.7)	(139.6)
Trade and other payables		**(109.6)**	(104.3)	(102.6)
Provisions		**(0.4)**	(0.4)	(0.4)
Income taxes payable		**(19.8)**	(18.4)	(18.1)
		(214.2)	(166.8)	(260.7)
Total liabilities		**(790.7)**	(970.0)	(791.5)
Net assets		**1,405.6**	1,382.2	1,392.1
Equity				
Total equity attributable to equity holders of the parent		**1,278.3**	1,257.5	1,269.1
Minority interests		**127.3**	124.7	123.0
Total equity	7	**1,405.6**	1,382.2	1,392.1

Consolidated statement of cash flows (unaudited)
for the first quarter ended 31 March 2007

	First quarter		Full year
	2007	2006	**2006**
	£m	£m	**£m**
Cash flows from operating activities			
Profit for the year	**14.8**	8.1	108.1
Adjustments for:			
Depreciation and amortisation	**7.3**	9.4	34.5
Share of profit of joint ventures and associates	**(2.7)**	(1.2)	(25.2)
Impairment losses for property, plant and equipment	**-**	-	3.5
Profit on sale of property, plant and equipment	**-**	-	(11.2)
Profit on sale of shares in associates	**(0.4)**	-	-
Revaluation of investment properties	**-**	-	(4.9)
Employee stock options	**0.2**	0.1	0.6
Finance income	**(2.2)**	(1.2)	(5.8)
Finance expense	**5.9**	8.1	29.8
Income tax expense	**5.0**	3.4	22.1
Operating profit before changes in working capital and provisions	**27.9**	26.7	151.5
Increase in inventories, trade and other receivables	**(4.3)**	(3.7)	(5.1)
Decrease/(increase) in development properties	**0.8**	6.0	(2.5)
Increase in trade and other payables	**6.4**	0.6	0.9
Increase/(decrease) in provisions and employee benefits	**1.2**	0.3	(0.3)
Cash generated from operations	**32.0**	29.9	144.5
Interest paid	**(4.1)**	(6.8)	(28.9)
Interest received	**2.1**	1.7	7.8
Income taxes paid	**(2.1)**	(3.7)	(16.3)
Net cash from operating activities	**27.9**	21.1	107.1
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment, investment properties and assets held for sale	**-**	0.2	210.8
Investment in other financial assets	**(3.8)**	(1.7)	(3.1)
Proceeds from disposal of joint venture	**-**	0.7	4.0
Proceeds from the sale of shares in associates	**1.1**	-	-
Dividends received from associates	**2.7**	-	-
Decrease/(increase) in investment in joint ventures and associates	**0.6**	-	(81.3)
Acquisition of property, plant and equipment	**(22.4)**	(7.1)	(34.6)
Net cash from investing activities	**(21.8)**	(7.9)	95.8
Balance carried forward	**6.1**	13.2	202.9

Consolidated statement of cash flows (unaudited) (continued)
for the first quarter ended 31 March 2007

	First quarter		Full year
	2007 £m	2006 £m	2006 £m
Balance brought forward	**6.1**	13.2	202.9
Cash flows from financing activities			
Proceeds from the issue of share capital	**0.9**	0.5	2.2
Repayment of borrowings	**(67.1)**	(23.2)	(205.0)
Drawdown of borrowings	**57.8**	20.9	79.7
Payment of finance lease obligations	**(1.0)**	(1.0)	(2.0)
Loan arrangement fees	**(0.1)**	(0.5)	(0.6)
Dividends paid to minorities	**(1.6)**	(1.5)	(2.2)
Dividends paid to equity holders of the parent	**-**	-	(9.1)
Net cash from financing activities	**(11.1)**	(4.8)	(137.0)
Net increase in cash and cash equivalents	**(5.0)**	8.4	65.9
Cash and cash equivalents at beginning of period	**161.5**	103.7	103.7
Effect of exchange rate fluctuations on cash held	**1.5**	(1.4)	(8.1)
Cash and cash equivalents at end of the period	**158.0**	110.7	161.5
Reconciliation of cash and cash equivalents			
Cash and cash equivalents shown in the balance sheet	**158.9**	111.6	162.3
Overdraft bank accounts included in borrowings	**(0.9)**	(0.9)	(0.8)
Cash and cash equivalents for cash flow statement purposes	**158.0**	110.7	161.5

Notes to the first quarter results announcement

1. General information

Basis of preparation

The first quarter results for Millennium & Copthorne Hotels plc ('the Company') to 31 March 2007 comprise the Company and its subsidiaries (together referred to as 'the Group') and the Group's interests in jointly controlled and associate entities.

These primary statements and selected notes comprise the unaudited interim consolidated financial results of the Group for the quarters ended 31 March, 2007 and 2006, together with the audited results for the year ended 31 December 2006. These first quarter results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the financial year ended 31 December 2006 have been extracted from the Group's statutory accounts for that financial year but do not constitute those accounts. Those accounts have been reported on by the Company's auditors and was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The consolidated financial statements of the Group for the financial year ended 31 December 2006 are available from the Company's website www.millenniumhotels.com.

The financial information presented in this first quarter results announcement has been prepared in accordance with the same accounting policies as the Group's statutory accounts for the year ended 31 December 2006.

The first quarter financial statements were approved by the Board of Directors on 2 May 2007.

Use of adjusted measures

A number of measures quoted in this first quarter results announcement are 'non-GAAP' measures. The directors believe these measures provide a more meaningful analysis of trading results of the Group and are consistent with the way financial performance is measured by management. These include hotel operating profit, headline operating profit, headline profit before tax, headline earnings per share, net debt and free cash flow. These measures are used for internal performance analysis and are useful in connection with discussion with the investment analyst community. They are not defined by Adopted IFRSs and therefore may not be directly comparable with other companies' adjusted performance measures. It is not intended to be a substitute for, or superior to Adopted IFRSs performance measures.

The adjustments made to reported profit before tax are:

- Fair value adjustments of investment property
- Business interruption insurance proceeds
- Gains/losses on disposal of property
- Impairment
- Share of other operating income, impairment, interest, tax and minority interests of joint ventures and associates

Notes to the first quarter results announcement

2. Segmental analysis

The following segmental analysis is not intended to be a full statutory disclosure.

Geographical segments

	First quarter 2007							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	21.4	23.5	20.5	23.4	45.3	13.4	-	147.5
Property operations	-	0.5	-	-	0.3	4.8	-	5.6
Total	21.4	24.0	20.5	23.4	45.6	18.2	-	153.1
Hotel gross operating profit	6.2	3.2	9.6	7.1	17.4	6.5	-	50.0
Hotel fixed charges*	(3.5)	(4.3)	(4.9)	(4.1)	(9.0)	(2.4)	-	(28.2)
Hotel operating profit	2.7	(1.1)	4.7	3.0	8.4	4.1	-	21.8
Property operations operating profit	-	-	-	-	0.2	2.1	-	2.3
Central costs	-	-	-	-	-	-	(4.7)	(4.7)
Share of joint ventures and associates operating profit	-	-	-	-	4.6	-	-	4.6
Headline operating profit	2.7	(1.1)	4.7	3.0	13.2	6.2	(4.7)	24.0
Other operating income – Group	-	-	-	-	0.4	-	1.0	1.4
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(1.9)	-	-	(1.9)
Operating profit	2.7	(1.1)	4.7	3.0	11.7	6.2	(3.7)	23.5
Net financing costs								(3.7)
Profit before tax								19.8

Notes to the first quarter results announcement

2. Segmental analysis (continued)

Geographical segments

	First quarter 2006							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	21.4	25.5	18.0	23.4	40.0	13.8	-	142.1
Property operations	-	0.7	-	-	0.3	6.8	-	7.8
Total	21.4	26.2	18.0	23.4	40.3	20.6	-	149.9
Hotel gross operating profit	5.1	3.2	7.7	6.6	13.8	6.6	-	43.0
Hotel fixed charges*	(4.1)	(4.5)	(3.4)	(4.4)	(6.0)	(2.5)	-	(24.9)
Hotel operating profit	1.0	(1.3)	4.3	2.2	7.8	4.1	-	18.1
Property operations operating profit	-	0.1	-	-	0.2	2.2	-	2.5
Central costs	-	-	-	-	-	-	(3.4)	(3.4)
Share of joint ventures and associates operating profit	-	-	-	-	2.5	-	-	2.5
Headline operating profit	1.0	(1.2)	4.3	2.2	10.5	6.3	(3.4)	19.7
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(1.3)	-	-	(1.3)
Operating profit	1.0	(1.2)	4.3	2.2	9.2	6.3	(3.4)	18.4
Net financing costs								(6.9)
Profit before tax								11.5

Notes to the first quarter results announcement

2. Segmental analysis (continued)

Geographical segments

	Full year 2006							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	103.1	117.0	84.2	96.8	175.1	44.9	-	621.1
Property operations	-	2.3	-	-	1.4	21.5	-	25.2
Total	103.1	119.3	84.2	96.8	176.5	66.4	-	646.3
Hotel gross operating profit	38.9	27.7	40.1	28.9	69.4	18.8	-	223.8
Hotel fixed charges*	(16.3)	(18.5)	(13.8)	(16.6)	(29.8)	(8.5)	-	(103.5)
Hotel operating profit	22.6	9.2	26.3	12.3	39.6	10.3	-	120.3
Property operations operating profit	-	0.2	-	-	0.6	8.0	-	8.8
Central costs	-	-	-	-	-	-	(18.2)	(18.2)
Share of joint ventures and associates operating profit	-	-	-	-	13.8	-	-	13.8
Headline operating profit	22.6	9.4	26.3	12.3	54.0	18.3	(18.2)	124.7
Other operating income – Group	5.5	3.1	-	-	13.0	-	-	21.6
Other operating income – Share of joint ventures and associates	-	-	-	-	17.7	-	-	17.7
Administrative expenses - Impairment	-	(0.6)	-	(2.9)	-	-	-	(3.5)
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(6.3)	-	-	(6.3)
Operating profit	28.1	11.9	26.3	9.4	78.4	18.3	(18.2)	154.2
Net financing costs								(24.0)
Profit before tax								130.2

*'Hotel fixed charges' include depreciation, amortisation of lease prepayments, property rent, taxes and insurance, operating lease rentals and management fees.

Notes to the first quarter results announcement
2. Segmental analysis (continued)
Segmental assets and liabilities

First quarter – 31 March 2007	New York Q1 2007 £m	Regional US Q1 2007 £m	London Q1 2007 £m	Rest of Europe Q1 2007 £m	Asia Q1 2007 £m	Australasia Q1 2007 £m	Total Group Q1 2007 £m
Hotel operating assets	**287.1**	**242.5**	**456.1**	**218.1**	**475.4**	**99.3**	**1,778.5**
Hotel operating liabilities	**(57.2)**	**(58.6)**	**(72.6)**	**(42.9)**	**(127.6)**	**(15.2)**	**(374.1)**
Investments in joint ventures and associates	-	-	-	-	**115.4**	-	**115.4**
Loans to joint ventures	-	-	-	-	**26.6**	-	**26.6**
Total hotel operating net assets	**229.9**	**183.9**	**383.5**	**175.2**	**489.8**	**84.1**	**1,546.4**
Property operations assets	-	**43.7**	-	-	**34.1**	**39.5**	**117.3**
Property operations liabilities	-	**(3.9)**	-	-	**(0.4)**	**(0.7)**	**(5.0)**
Total property operations net assets	-	**39.8**	-	-	**33.7**	**38.8**	**112.3**
Net debt							**(253.1)**
Net assets							**1,405.6**

First quarter – 31 March 2006	New York Q1 2006 £m	Regional US Q1 2006 £m	London Q1 2006 £m	Rest of Europe Q1 2006 £m	Asia Q1 2006 £m	Australasia Q1 2006 £m	Total Group Q1 2006 £m
Hotel operating assets	318.7	293.7	452.4	225.9	686.9	96.4	2,074.0
Hotel operating liabilities	(60.2)	(81.4)	(68.0)	(46.7)	(116.7)	(15.2)	(388.2)
Investments in joint ventures and associates	-	-	-	-	29.9	-	29.9
Loans to joint ventures	-	-	-	-	26.1	-	26.1
Total hotel operating net assets	258.5	212.3	384.4	179.2	626.2	81.2	1,741.8
Property operations assets	-	38.2	-	-	32.8	44.2	115.2
Property operations liabilities	-	(3.4)	-	-	(0.5)	(0.8)	(4.7)
Total property operations net assets	-	34.8	-	-	32.3	43.4	110.5
Net debt							(470.1)
Net assets							1,382.2

Full year – 31 December 2006	New York FY 2006 £m	Regional US FY 2006 £m	London FY 2006 £m	Rest of Europe FY 2006 £m	Asia FY 2006 £m	Australasia FY 2006 £m	Total Group FY 2006 £m
Hotel operating assets	292.3	235.9	452.0	216.1	468.8	97.4	1,762.5
Hotel operating liabilities	(60.1)	(64.7)	(67.0)	(36.1)	(126.8)	(11.6)	(366.3)
Investments in joint ventures and associates	-	-	-	-	115.5	-	115.5
Loans to joint ventures	-	-	-	-	26.5	-	26.5
Total hotel operating net assets	232.2	171.2	385.0	180.0	484.0	85.8	1,538.2
Property operations assets	-	43.3	-	-	33.9	42.0	119.2
Property operations liabilities	-	(3.7)	-	-	(0.4)	(0.8)	(4.9)
Total property operations net assets	-	39.6	-	-	33.5	41.2	114.3
Net debt							(260.4)
Net assets							1,392.1

Notes to the first quarter results announcement

3. Other operating income

	First quarter		Full year
	2007	2006	2006
	£m	£m	£m
Profit on sale and leaseback of 3 Singapore hotels - Orchard Hotel, Copthorne Kings Hotel and M Hotel	-	-	10.1
Changes in fair value upon revaluation of investment property	-	-	4.9
Business interruption insurance proceeds	-	-	5.5
Other	**1.4**	-	1.1
	1.4	-	21.6

4. Share of joint ventures and associates interest, tax and minority interests

	First quarter		Full year
	2007	2006	2006
	£m	£m	£m
Interest	**(0.8)**	(0.4)	(1.4)
Tax	**(0.3)**	(0.3)	(1.8)
Minority interests	**(0.8)**	(0.6)	(3.1)
	(1.9)	(1.3)	(6.3)

5. Income tax expense

The £5.0m total income tax charge for the first quarter ended 31 March 2007 comprises a UK tax charge of £0.6m and an overseas tax charge of £4.4m (first quarter ended 31 March 2006 a UK charge of £0.6m and overseas tax charge of £2.8m).

Income tax expense for the period presented is the expected tax payable on the taxable income for the period, calculated at the estimated average annual effective income tax rate applied to the pre-tax income of the period.

Taxation for the period comprises both the Group tax charge and the joint venture taxation charge which is included separately within the Group's share of joint venture profits (but disclosed on the face of the income statement).

The estimated annual effective rate applied to profit before tax excluding the Group's share of joint venture profits is 29.2%. For the comparative periods, the Group's effective tax rate was 33.0% (first quarter ended 31 March 2006) and 21.1% (full year ended 31 December 2006). The lower rate for the full year ended 31 December 2006 is primarily due to a tax credit arising on the disposal of three Singapore hotels.

6. Earnings per share

	First quarter		Full year
	2007 £m	2006 £m	2006 £m
Basic			
Profit for period attributable to holders of the parent (£m)	**12.2**	5.6	100.1
Weighted average number of shares outstanding (m)	**291.9**	288.2	289.9
Basic earnings per share (pence)	**4.2**	1.9	34.5
Diluted			
Weighted average number of shares outstanding (m)	**292.7**	288.4	290.6
Diluted earnings per share (pence)	**4.2**	1.9	34.4
Headline earnings per share			
Profit for the period attributable to holders of the parent(£m)	**12.2**	5.6	100.1
Adjustment to exclude:			
- Other operating income (net of tax and minorities)	**(1.0)**	-	(22.4)
- Impairment (net of tax)	**-**	-	3.3
- Share of associates other operating income (nil tax)	**-**	-	(17.7)
Adjusted profit for the period attributable to holders of the parent (£m)	**11.2**	5.6	63.3
Weighted average number of shares outstanding (m)	**291.9**	288.2	289.9
Headline earnings per share (pence)	**3.8**	1.9	21.8

7. Reconciliation of movements in total equity

	First quarter		Full year
	2007 £m	2006 £m	2006 £m
Total recognised income and expense for the period	**14.0**	5.3	22.8
Dividends paid/payable to equity holders of the parent	**-**	-	(22.3)
Issue of shares in lieu of dividends	**-**	-	13.2
Dividends paid to minority interests	**(1.6)**	(1.5)	(2.2)
Share options exercised	**0.9**	0.5	2.2
Equity settled transactions	**0.2**	0.1	0.6
Net increase in total equity	**13.5**	4.4	14.3
Opening total equity	**1,392.1**	1,377.8	1,377.8
Closing total equity	**1,405.6**	1,382.2	1,392.1

APPENDIX 1: Key operating statistics
for the first quarter ended 31 March 2007

	First quarter 2007 Reported currency	First quarter 2006 Constant currency	First quarter 2006 Reported currency	Full year 2006 Reported currency
Occupancy %				
New York	**78.1**		80.8	86.5
Regional US	**60.2**		61.3	67.3
Total US	**64.4**		65.8	71.7
London	**82.3**		82.0	87.0
Rest of Europe	**70.9**		70.4	73.3
Total Europe	**76.0**		75.5	79.4
Asia	**75.3**		72.9	76.1
Australasia	**81.2**		81.2	69.6
Total Group	**72.3**		72.1	74.4
Average Room Rate (£)				
New York	**131.43**	114.04	127.99	143.34
Regional US	**46.45**	43.32	48.62	51.33
Total US	**70.28**	63.36	71.11	76.98
London	**87.66**	75.90	75.90	85.63
Rest of Europe	**71.54**	69.92	70.54	71.05
Total Europe	**79.29**	72.80	73.12	78.14
Asia	**58.95**	54.43	58.90	59.07
Australasia	**42.57**	42.25	44.23	39.72
Total Group	**65.29**	60.33	64.45	67.92
RevPAR (£)				
New York	**102.65**	92.14	103.42	123.99
Regional US	**27.96**	26.56	29.80	34.55
Total US	**45.26**	41.69	46.79	55.19
London	**72.14**	62.24	62.24	74.50
Rest of Europe	**50.72**	49.22	49.66	52.08
Total Europe	**60.26**	54.96	55.21	62.04
Asia	**44.39**	39.68	42.94	44.95
Australasia	**34.57**	34.31	35.91	27.65
Total Group	**47.20**	43.50	46.47	50.53
Gross Operating Profit Margin (%)				
New York	**29.0**		23.8	37.7
Regional US	**13.6**		12.5	23.7
Total US	**20.9**		17.7	30.3
London	**46.8**		42.8	47.6
Rest of Europe	**30.3**		28.2	29.9
Total Europe	**38.0**		34.5	38.1
Asia	**38.4**		34.5	39.6
Australasia	**48.5**		47.8	41.9
Total Group	**33.9**		30.3	36.0

For comparability the 31 March 2006 Average Room Rate and RevPAR have been translated at 31 March 2007 exchange rates.

END